SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CafePress Inc.

(Name of Issuer)

Common Stock, $0.0001

(Title of Class of Securities)

12769A 103

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12769A 103

1	NAMES OF REPORTING PERSONS: Jain Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,900,834
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,900,834
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,900,834
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.10%[1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

[1]	The percentage of Common Stock (as hereinafter defined) beneficially owned is based on 17,125,997 shares outstanding as of March 15, 2013.

CUSIP No. 12769A 103

1	NAMES OF REPORTING PERSONS: Maheesh Jain
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,552[2]
	6	SHARED VOTING POWER 1,900,834
	7	SOLE DISPOSITIVE POWER 7,552[2]
	8	SHARED DISPOSITIVE POWER 1,900,834
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,908,386
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.13%[3]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[2]	Includes 7,552 shares subject to options exercisable within 60 days of December 31, 2012 held by Maheesh Jain.
[3]	The percentage of Common Stock beneficially owned is based on 17,125,997 shares outstanding as of March 15, 2013.

CUSIP No. 12769A 103

1	NAMES OF REPORTING PERSONS: Hayuta Jain
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,900,834
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,900,834
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,900,834
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.10%[4]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[4]	The percentage of Common Stock beneficially owned is based on 17,125,997 shares outstanding as of March 15, 2013.

Item 1

(a) Name of Issuer:

CafePress Inc.

(b) Address of Issuer’s Principal Executive Offices:

6901 A Riverport Drive

Louisville, KY 40258

Item 2

(a) Name of Persons Filing:

Jain Family Trust

Maheesh Jain

Hayuta Jain

(b) Address of Principal Business Office or, if none, Residence:

330 Kimberwicke Ct.

Alamo, CA 94507

(c) Citizenship:

Maheesh Jain and Hayuta Jain are citizens of the United States.

Jain Family Trust is a trust formed under the laws of the State of California.

(d) Title of Class of Securities:

This Schedule 13G report relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of CafePress Inc.

(e) CUSIP Number: 12769A 103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Unless otherwise noted, the following information is as of December 31, 2012:

(a)	Amount beneficially owned:

Jain Family Trust:	1,900,834

Maheesh Jain:	1,908,386

Hayuta Jain:	1,900,834

(b)	Percent of Class:[5]

Jain Family Trust:	11.10%

Maheesh Jain:	11.13%

Hayuta Jain:	11.10%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

Jain Family Trust:	1,900,834

Maheesh Jain:	7,552

Hayuta Jain:	0

(ii) Shared power to vote or to direct the vote:

Jain Family Trust:	1,900,834

Maheesh Jain:	1,900,834

Hayuta Jain:	1,900,834

(iii) Sole power to dispose or to direct the disposition of:

Jain Family Trust:	1,900,834

Maheesh Jain:	7,552

Hayuta Jain:	0

[5]	The percentage of Common Stock beneficially owned is based on 17,125,997 shares outstanding as of March 15, 2013.

(iv) Shared power to dispose or to direct the disposition of:

Jain Family Trust:	1,900,834

Maheesh Jain:	1,900,834

Hayuta Jain:	1,900,834

The 1,900,386 shares beneficially owned by the Jain Family Trust and Hayuta Jain consist solely of 1,900,834 shares held by the Jain Family Trust. Mr. and Ms. Jain are co-trustees of the Jain Family Trust. The 1,908,386 shares held by Maheesh Jain consist of 7,552 shares subject to options exercisable within 60 days of December 31, 2012 and the 1,900,384 shares held by the Jain Family Trust.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

The members of this group are set forth as reporting persons on Schedule 13G.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2013	/s/ Maheesh Jain
Maheesh Jain

Dated: May 19, 2013	/s/ Hayuta Jain
Hayuta Jain

JAIN FAMILY TRUST

Dated: May 19, 2013	/s/ Maheesh Jain
By: Maheesh Jain, Co-Trustee

Dated: May 19, 2013	/s/ Hayuta Jain
By: Hayuta Jain, Co-Trustee

Exhibit A

Joint Filing Agreement

This Joint Filing Agreement is dated as of May 19, 2013, by and among Maheesh Jain, Hayuta Jain and the Jain Family Trust.

WHEREAS, pursuant to Rule 240.13d-1(k) promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties hereto have decided to satisfy their filing obligations under the Exchange Act by a single joint filing;

NOW THEREFORE, the parties hereto agree as follows:

1. The Schedule 13G with respect to CafePress Inc. to which this agreement is attached as Exhibit A (the “Schedule 13G”) is filed on behalf of each of the parties hereto.

2. Each of the parties hereto is eligible to use the Schedule 13G.

3. Each of the parties hereto is responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person or entity contained in the Schedule 13G; provided that each person or entity is not responsible for the completeness or accuracy of the information concerning any other person making such filing contained in the Schedule 13G, unless such person or entity knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties hereto have executed this Joint Filing Agreement as of the date first above written.

/s/ Maheesh Jain
Maheesh Jain

/s/ Hayuta Jain
Hayuta Jain

JAIN FAMILY TRUST

/s/ Maheesh Jain
By: Maheesh Jain, Co-Trustee

/s/ Hayuta Jain
By: Hayuta Jain, Co-Trustee